UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K (other than Exhibit 99.1) is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817 and 333-220015) and on Form F-3 (Registration No. 333-219614 and 333-212432).

On July 9, 2018, Cellect Biotherapeutics Ltd. (the “Company”), a wholly owned subsidiary of Cellect Biotechnology Ltd. (“Cellect”), entered into a Strategic Manufacturing and Supply Agreement (the “Agreement’) with Swiss Biotech Center SA (“SBC”). Under the Agreement, the Company retained SBC as manufacturer of the FasL protein – the main active ingredient in Cellect’s ApoGraft process and Apotainer selection kit.

According to the Agreement, SBC granted to the Company exclusivity to the FasL protein developed by SBC for a period of five years, subject to early termination of the exclusivity under certain conditions. The Agreement provides for the production of clinical batches of the FasL protein in quantity and quality as shall be set forth in separate terms. Under the Agreement, Cellect agreed to pay SBC an upfront payment of approximately $150,000 plus up to a further $300,000 upon the meeting of certain conditions.

The Agreement has a term of ten years and may be extended by mutual written agreement for an additional term. The Agreement contains customary early termination provisions and additionally may be early terminated by the Company if regulatory approval is not obtained or SBC is unable to establish the requisite manufacturing process under the Agreement. The Agreement contains representations, warranties and indemnification that are customary to commercial agreements of this nature.

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant entitled “Cellect Signed Strategic Agreement with Swiss Biotech Center (SBC).”

Exhibit

99.1	Press Release, dated July 9, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Date: July 9, 2018		Title: Chief Financial Officer

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